Filed by Evergreen Resources, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pioneer Natural Resources Company
File No. 333-116434

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below is a notice dated September 15, 2004, that was sent to stockholders holding over 5,000 shares of Evergreen common stock reminding the stockholders to submit their proxy for the Evergreen special meeting.

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EVERGREEN RESOURCES, INC.

September 15, 2004

DEAR FELLOW EVERGREEN STOCKHOLDER:

You should have received your Joint Proxy Statement/Prospectus in connection with Evergreen Resources Inc.’s Special Meeting of Stockholders to be held on Tuesday, September 28, 2004. At the special meeting, stockholders are being asked to approve the merger agreement. Regardless of the number of shares of Evergreen stock that you own, it is important that your shares be represented and voted at the meeting.

For the reasons set forth in the Joint Proxy Statement/Prospectus, the Board of Directors unanimously (other than Scott Sheffield who recused himself from voting) recommends stockholders vote FOR the approval of the merger agreement.

Please take a moment to sign, date and mail the enclosed duplicate proxy at your earliest convenience. You should read carefully and consider the information contained in the Joint Proxy Statement/Prospectus.

Should you prefer, you may also use one of the following simple methods for promptly providing your voting instructions:

1.	Vote by telephone. Call the toll-free number listed for this purpose on your voting instruction form (at no cost to you). Please have your 12-digit control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website listed on your voting instruction form: www.proxyvote.com. Please have your 12-digit control number listed on the form ready and follow the simple instructions.

TELEPHONE and INTERNET VOTING is available 24 hours a day, 7 days a week, until 11:59 p.m. (Eastern time) on Monday, September 27, 2004. If you vote by telephone or via the Internet, you do not need to return your voting instruction form.

You are urged to read the Joint Proxy Statement/Prospectus filed with the SEC because it contains important information about the proposed merger. A copy of the Joint Proxy Statement/Prospectus may be obtained without charge upon request from Evergreen Resources, Inc., 1401 17th Street, Suite 1200, Denver, Colorado 80202, Attention: Investor Relations. You may also obtain the final Joint Proxy Statement/Prospectus and other relevant documents relating to the proposed merger free through the internet web site that the SEC maintains at www.sec.gov.

On behalf of your Board of Directors, thank you for your prompt response and support.

Very truly yours,

/s/ Mark S. Sexton

Mark S. Sexton
Chairman of the Board,
President and Chief Executive Officer